BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 ● Calabasas, CA 91302

www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410

Attorney/Principal		FACSIMILE: 818-223-8303

wbarnett@wbarnettlaw.com

September 5, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 1 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10-12(g) (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s August 1, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1. The Registrant acknowledges its filing obligations after 60 days from the date of the original filing of the Form 10.

Item 1. Business, page 4

2. In accordance with your comment we have revised the disclosure regarding the countries where sales of the Registrant’s products are being made. We have also corrected the misspelled word to “Countries”.

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September 5, 2014

Re: Teletronics International, Inc. (“Registrant”)

3. We have revised to clarify that the Registrant was one of the “first” in the broadband wireless industry instead of a “pioneer”.

Business Strategy, page 4

4. In accordance with your comment we have revised this section to clarify and define some technical terms and associations.

5. In accordance with your comment we have separated the various strategies into separate paragraphs.

Revenues, page 12

6. In accordance with your comment we have added and revised disclosure regarding the Registrant’s proposed Chinese business while remaining active in the U.S.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues by Geographic Region, pages 12 and 14

7. We have added disclosure regarding the Registrant’s expected sales in the U.S and the reasons therefore.

Cost of Sales and Gross Margins, pages 13 and 14

8. In accordance with your comment we have revised this paragraph to discuss the reasons for the high gross margins in China and the expected trends.

Directors and Executive Officers, page 19

9. In accordance with your comment we have revised the biographical sketches of P.T. Chiang, Clarence Tang and Lizhu Liang and we have added disclosure regarding the skills that the persons selected as directors brings to the Board and to the Registrant’s business.

Financial Statements

Consolidated Statements of Cash Flows, pages F-3 and F-17

10. In accordance with ASC 230-10-50-2 we have disclosed the interest paid and income taxes paid for the periods presented.

11. In accordance with ASC 230-10-50-3 through 50-6 we have disclosed non-cash investing and financing activities.

September 5, 2014

Re: Teletronics International, Inc. (“Registrant”)

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-15

12. We have revised the financial statements for the years ended 2013 and 2012 to separately present the amounts of inventory write-down from cost of revenue. For the quarter ended March 31, 2014 and 2013, there was no inventory write-down from cost of revenue.

7. Deferred Compensation, page F-10

13. In answer to your comment, please be advised that Dr. Fang’s January and February monthly salary of $6,300 each had been paid as of March 31, 2014. Thus, we only accrued $6,300 for the unpaid portion as of March 31, 2014. We have revised the related footnotes and disclosures for the three months ended March 31, 2014 to properly reflect the change.

14. We did not accrue interest on deferred compensation because the accrued interest for the three months ended March 31, 2014 amounted to $5,079 which is immaterial as compared to our financial statements relative to total assets (0.28%), shareholders’ equity (0.87%), and pre-tax income (2.47%). Impact on earnings per share were $(0.00) per share before and after factoring this amount into our calculation. We had accrued interest expense for the six months ended June 30, 2014 in the amount of $10,247 on the June 30, 2014 financial statements.

8. Convertible Debentures, pages F-10 and F-24

15. In regard to the Company’s outstanding convertible debentures we have expanded disclosure of the renegotiated contractual terms with our debenture holders within the paragraph of Item 1A. Risk Factors. We have also disclosed the payment schedule and other related terms within the paragraph of subsequent event of financial statements for the years ended December 31, 2013 and 2012, Note 8 – Convertible debenture of financial statements for three month ended March 31, 2014 and 2013 and Liquidity and Capital Resources of Management’s Discussion and Analysis.

14. Subsequent Events, page F-13

16. On April 15, 2014, we have granted our CEO 1,500,000 shares of stock option at fair value of $259,357 estimated using the Black-Scholes option pricing model, consistent with the provisions of ASC 718, Compensation-Stock Compensation. The key inputs and assumptions used to estimate fair value of stock options include fair value of underlying common stock, the expected option term, volatility of the our stock, the risk-free rate and our dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by grantee. Since the amount is material, we have revised related footnotes and disclosure for the year and three months ended December 31, 2013 and March 31, 2014 to elaborate in greater detail.

Consolidated Statements of Operation and Comprehensive Income (Loss), page F-15

17. We have revised the financial statements for the years ended 2013 and 2012 to separately present the amounts of inventory write-down from cost of revenue. For the quarter ended March 31, 2014 and 2013, there was no inventory write-down from cost of revenue.

September 5, 2014

Re: Teletronics International, Inc. (“Registrant”)

18. The deferred compensation arrangement had been accrued as expense during the years incurred as our CEO’s salary for his duties performed. Considering the fact that our company experienced difficulty in cash flow, our CEO had decided to forgive part of accrued compensation that was previously recognized as expense. We had evaluated and considered factors in conjunction with accounting treatment based on ASC 470-50-40 - “Debt Modification and Extinguishments: Derecognition”. We noted this guideline does not provide specific treatments in terms of deferred compensation rather it focused more on debt between related parties. We have also considered the origination of transaction and the nature of relationship of the parties to form our conclusion in applying proper accounting treatment. We have concluded that the forgiveness of accrued compensation from Mr. Fang is more likely to be recognized as capital transaction because he benefits from the risks and rewards of ownership. Accordingly, we believe the forgiveness of accrued compensation should be treated as capital transaction rather than gain on extinguishment of debt. We have revised our financial statements for years ended December 31, 2013 and 2012 to report the reduction of the amount as capital transaction. For the year ended December 31, 2013, we paid Mr. Fang $20,000 interest expense pertaining to deferred compensation and $6,300 salary each in both January and February, 2014. These were the entire payments made to Mr. Fang within the past seven years.

19. The reports for the year and three months ended December 31, 2013 and March 31, 2014 had included disclosure prescribed by ASC 260-10-50 within Note 14.

2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-18

20. We’ve engaged to provide recurring and non-recurring service which was entered in April 2013 with Xun Yun Tian Technologies, our 20% investee, which we had applied equity method of accounting.

In 2013, we have recognized revenue for monthly recurring management services for providing technology, business team formation and training, to assist contract solicitation to its potential customers, in order to create business opportunities and transactional contracts. We were paid RMB 120,000 per month totaled of RMB 1,200,000 from March 2013 through December 2013.

In 2013, we have recognized revenue for non-recurring technical labor service for transferring high-end wireless technology and achieving business contracts which would allow Xun Yun Tian Technologies to secure leading wireless technology in PRC. Revenue realized and earned in RMB 1,000,000 every four months, totaled of RMB 2,000,000 from May 2013 through December 2013 in accordance with revenue recognition guidelines set forth by SEC SAB 101 (superseded by SAB 104 Topic 13).

Pursuant to SAB No. 104, four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) service has been rendered or delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. We had carefully evaluated and assessed all intercompany transactions had satisfactory revenue recognition conditions. Consequently, revenue should be recognized as it is realized and earned based on these guidelines. We would not eliminate either any profits or losses nor assets set forth by ASC 323-10-35-7 ~ 35-12. We have revised related footnotes and disclosures to additionally explain accounting treatment for intercompany transactions and balances with Xun Yun Tian Technologies in accordance with ASC 323-10-35-7 through 35-12 for the years ended December 31, 2013 and 2012.

September 5, 2014

Re: Teletronics International, Inc. (“Registrant”)

Revenue Recognition, page F-19

21. We revised the revenue recognition paragraph of financial statements for years ended December 31, 2013 and 2012 to address the revenue recognition policies for the service agreement entered in April 2013. Services provided to our 20% investee, Xun Yun Tian Technologies, included two general categories:

1)	Monthly recurring management services for providing technology, business team formation and training, to assist contract solicitation to potential customers, in order to create business opportunities and transactional contracts for RMB 120,000 per month (total of RMB 1,200,000 for duration from March 2013 through December 2013),

2)	Non-recurring technical labor service for transferring high-end wireless technology and achieving business contracts which would allow Xun Yun Tian Technologies secure leading wireless technology in PRC. Revenue realized and earned in the amount of RMB 1,000,000 every four months, totaled RMB 2,000,000 from May 2013 through December 2013 in accordance to revenue recognition guidelines set forth by SEC SAB 101 (superseded by SAB 104 Topic 13), and

We had carefully evaluated and assessed transactions had satisfactory revenue recognition conditions. Consequently, revenue should be recognized as it is realized and earned based on these guidelines as indicated under last paragraph of our response within Comment #20.

6. Long-Term Investment, page F-24

22. We have performed significant subsidiary test to determine whether our amount of initial cash investment in Xun Yun Tian Technologies exceeded threshold percentage as indicated within Rule 1-02(w). The amount of initial cash investment in Xun Yun Tian Technologies in 2013 and consolidated asset for the year ended 2013 were approximately $327,000 and $2,001,743, respectively. The calculated percentage threshold as indicated in Rule 1-02(w) exceeded 10% of total consolidated assets and had met the significant subsidiary test as equity investee. We have revised the financial statements for the three months and year ended March 31, 2014 and 2013 to include the disclosures required by Rule 8-03(b)(3).

23. We have performed “Significant Subsidiary Test for Acquired or to be Acquired Business” test to determine whether our amount of equity loss in Xun Yun Tian Technologies had exceeded threshold percentage as indicated within Rule 8-04(b). For the year ended December 31, 2013, we incurred equity loss and pre-tax consolidated loss in amount of $223,771 and $124,894, respectively. As indicated under income test of Rule 8-04(b), the reporting threshold was 20% of consolidated income, in our case, $24,978. Therefore, our equity loss had met income test under Rule 8-04(b) which required us to disclose financial statements of our investee, Xun Yun Tian Technologies, pursuant to 8-04(a)(1).

September 5, 2014

Re: Teletronics International, Inc. (“Registrant”)

Income Taxes, page F-25

24. Since we had accrued and deducted the amount pertaining to compensation and interest expense on tax return during the years incurred, we need to add back the amount of extinguishment of previously accrued compensation and interest expense for current period on tax return set forth by US Code Title 26, Subtitle A, Chapter 1, Subchapter B, Part III, § 108 – “Income from discharge of indebtedness”. As a result, we have revised the income tax disclosure for year ended December 31, 2013 to include the income tax rate reconciliation of forgiveness of accrued compensation and interest, net operating loss and $4,620 income tax. We did not incur any state tax in 2013.

Exhibit Index, page F-28

25. In accordance with your comment we have filed the agreement with Xun Yun Tian Technologies as Exhibit 10.6.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. Fang, CEO

TELETRONICS INTERNATIONAL, INC.

220 Perry Parkway

Gaithersburg, Maryland 20877

Telephone: (301) 309-8500

September 5, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 1 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Dickson Fang
Dickson Fang, CEO